Filed by Google Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3; No. 333-187892

Google has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Google has filed with the SEC for more complete information about Google and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Google will arrange to send you the prospectus if you request it by calling toll-free 1-866-468-4664 or sending an e-mail to irgoog@google.com.

Shutting Down the Transferable Stock Option Program

We launched the Transferable Stock Option (TSO) program in 2007 to give Googlers the added flexibility to sell their vested stock options to financial institutions at a premium (for the time value of the options) over their intrinsic value (the difference between the current trading price of a share of Google’s Class A common stock and an option’s strike/exercise price). Since its creation, Googlers have sold approximately 5.7 million options on the TSO platform and received approximately $130 million in premium through the TSO program. Over time our equity compensation program has also evolved and we’ve moved away from options towards Google Stock Units (GSU) for both new hire and equity refresh grants. Additionally, as our stock price has risen, the premium provided by the TSO program over regular stock options has significantly decreased. That’s why we’re discontinuing the TSO program as of November 29, 2013, at the anticipated close of the Q4 trading window.

Googlers with outstanding TSO program-eligible options will receive an email letting them know what this means for them. Those with unvested options as of November 29, 2013 will receive a one-time cash payment or GSU grant, as determined by Google, in December to compensate them for the potential loss of theoretical premium for time value of the options. This one-time payment is completely voluntary and all aspects of the payment have been determined by Google on a discretionary basis. For more information, check out the FAQs below or email stock-admin@google.com.

Last day to sell vested TSOs Snapshot of unvested options for premium payment Jul-2013 29-Nov-2013 Feb-2014 Open Trading Window 22-Jul to 30-Aug Open Trading Window 21-Oct to 29-Nov What you can do with your vested TSO options: 1. Sell on TSO platform, or 2. Exercise vested options (i.e. receive intrinsic value) in the traditional manner through your broker Unvested TSO premium payments Dec-2013 Open Trading Window 27-Jan to 28-Feb What you can do with your vested options: 1. Exercise vested options (i.e. receive intrinsic value) in the traditional manner through your broker

FAQs

Who is affected by this change?

Anyone who has outstanding stock options for shares of Google’s Class A common stock as of November 29, 2013 that would otherwise be eligible for the TSO program.

Why are we sunsetting the TSO program?

When the TSO program was introduced in 2007, Googlers received substantial premium over their options’ intrinsic value (the difference between the current trading price of a share of Google’s Class A common stock and the option’s strike/exercise price - the “in the money” value). But as our stock price has risen, the premium provided by the TSO program over regular stock options has significantly decreased. The vast majority of TSO trades have been executing at intrinsic value, resulting in no incremental premium from the TSO program.

When are we shutting down the TSO site / platform?

The close of the Q4 open trading window which is expected to be November 29, 2013 at 9:00 am Pacific time.

Does this mean my stock options go away?

No. Your stock options will still be available (until their eventual expiration) and you can exercise those options, once vested, through your broker of choice, either Charles Schwab (CS) or Morgan Stanley Smith Barney (MSSB). If you forgot your broker of choice, click this link.

Premium payment per option = Black Scholes Hypothetical Value1 - (Intrinsic Value2 Current Trading Price3 - Strike Price4)

I forgot how to log into my CS or MSSB account. How do I do this?

Check out Single Sign On (SSO). SSO allows you to authenticate yourself using your LDAP and corporate password then redirects you to another site so no additional log on is required. Simply put, it is an easier way to log into your account.

Since TSO is going away, don’t I lose out on potential future premium?

We have been analyzing the premium provided by the TSO program and as our stock price has risen, the premium provided by the TSO program over regular stock options has significantly decreased. Although we can’t predict the future, if our stock price continues to rise, we believe this trend will continue. However, we do recognize that there is a theoretical “lost” premium. That’s why we are choosing to compensate Googlers for this theoretical “lost” premium for their unvested options as of November 29, 2013.

Will I be compensated for this theoretical “lost” premium?

Yes. Any theoretical “lost” premium for unvested options you have as of November 29, 2013 will be paid out to you in December 2013 as a one-time payment in cash or GSUs, as determined by Google (assuming you remain employed by Google through the payment/grant date). This one-time payment is completely voluntary and all aspects of the payment have been determined by Google on a discretionary basis.

How will this theoretical “lost” premium be calculated?

1 Black Scholes calculation

2 Floored at zero

3 Closing price of Class A common stock as of November 29, 2013

4 Strike/Exercise Price based on when the option was granted

We will be using an options pricing formula called a Black Scholes calculation of your unvested options as of November 29, 2013. It’s intended to estimate the theoretical premium that the TSO program may have provided to Googlers. Black Scholes is a common model for calculating the theoretical value of options. You can see the current estimated value of your unvested options using this method by heading to go/tso, clicking “My Account” and then “TSO Market Comparison” (example here). Please note this value will fluctuate due to your vesting schedule for your options, market changes, and movements in our stock price, and may be different on November 29, 2013.

Will the payment be for the entire value of my options?

No. The payment will be made for your unvested options as of November 29, 2013 and is intended to cover the theoretical premium for time value of the options above the intrinsic value that the TSO program may have provided.

What if I have unvested underwater options?

Since intrinsic value is floored at zero, the premium payment per option will be equal to the Black Scholes Hypothetical Value of your unvested underwater options. There are currently no underwater unvested options.

What about my vested/exercisable stock options?

After 9:00 am Pacific time on November 29, 2013, all of your stock options will still be available and can be exercised in the traditional manner through your broker of choice. There will be no payment for vested/exercisable options as of November 29, 2013. You can also sell your vested/exercisable options on the TSO platform now during the remaining Q3 2013 open trading window (which closes on August 30, 2013) or during the Q4 2013 open trading window (expected to be open from October 21-November 29, 2013) and capitalize on any premium you might receive from the TSO program. After the Q4 2013 open trading window closes, you will no longer be able to sell your vested/exercisable options on the TSO platform and you will lose the ability to capitalize on any such premium.

What if I have a 10b5-1 trading plan?

If you have an active 10b5-1 trading plan that sells options, your vested options will continue to be sold on the TSO platform in accordance with your predetermined trading schedule for the remaining Q3 2013 open trading window (which closes on August 30, 2013) and the Q4 2013 open trading window (expected to be open from October 21-November 29, 2013).

After November 29, all of your options will continue to be available for holding or exercising, but will not be sold on the TSO platform. You’ll need to amend your trading plan during the Q4 2013 open trading window to remove the TSO trading schedule for any TSO trades scheduled to occur after November 29, 2013, and if you’d like to add the exercise of your vested options in the traditional manner through MSSB and the subsequent sale of your shares on the open market.

I have additional questions. Whom should I contact?

Please email stock-admin@google.com.

I want to set up a 1:1 to discuss further. How do I do this?

Click this link to see the Stock Admin Helpout and office hours schedule.

GLOSSARY

Black Scholes Valuation - A mathematical formula used for valuing stock options that considers factors such as the volatility of returns on the underlying securities, the risk-free interest rate, the expected dividend rate, the relationship of option strike/exercise price to the market price of the underlying securities, and expected option life.

Exercisable Options - The options that you have a right to exercise. Options become exercisable at the same time that they become vested.

Exercise - The action to purchase the underlying shares of your option.

Intrinsic Value - The difference between the current market price of a share and the option’s strike/exercise price, floored at zero.

Stock Option - A stock option is a securities contract that gives the holder the right to purchase a set number of shares at a fixed price (the “Strike/Exercise Price”). This right may be exercised at certain times over a period of years, as stock options usually vest over time.

Strike/Exercise Price - The price at which you can purchase your shares. The strike/exercise price is based on the value of the stock on the day the option was granted.

Time Value - Time value is the value of the right to continue holding an option for potentially greater gains at a later date.

TSO (Transferable Stock Option) - Employee nonqualified stock options that, once vested, may be transferred (i.e., sold) to financial institutions through an online auction.

Underwater Option - An option for which the strike/exercise price is greater than the current market price of a share of the underlying stock. Underwater options have no/zero intrinsic value.

Unvested Options - The options for which you have not completed the required service conditions and that you are not currently entitled to exercise.

Vested Options - The options for which you have completed the required service conditions and are currently entitled to exercise.

10b5-1 Trading Plan - A Rule 10b5-1 trading plan is a written plan for trading securities that is designed in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. A Rule 10b5-1 trading plan provides written instructions to your broker to trade in securities that you hold at certain specified times. You lose all subsequent influence over how, when, or whether a trade occurs pursuant to the plan. The plan must be established in good faith when you are unaware of any material nonpublic information. Once such a plan has been established, trades under the plan may be executed at a time when you may be aware of material nonpublic information. Accordingly, Rule 10b5-1 plans are especially useful for people presumed to have material nonpublic information, such as executive officers and directors of a public company.

Intrinsic Value vs. TSO Premium TSO Value Traditional Option Value Stock Price $500 $400 $300 $200 $100 $0 Financial Gain Intrinsic Value TSO Premium -$300 -$200 -$100 Strike / Exercise Price +$100 +$200 +$300 Stock Price < Strike Price Stock Price > Strike Price Stock Price

Disclaimer: The information provided herein is indicative only and shown for purposes of illustrating a comparison between the intrinsic value of a TSO and the premium that may be received by selling the TSO on the TSO platform.

TSO Market Comparison

Option Grant ID

Strike Price

04-18904R

04-18905R

04-18906R

04-18907R

04-18908R

04-18909R

04-18910R

04-18911R

04-18912R

04-18913R

Intrinsic Value Per Option

$306.00

$308.57

$322.01

$436.24

$506.32

$508.01

$527.04

$581.02

$594.05

$595.35

TSO High Bid

$594.00

$591.43

$577.99

$463.76

$393.68

$391.99

$372.93

$318.98

$305.95

$304.65

Last Selling Day 06-Aug-2013

$577.70

$575.20

$562.00

$451.40

$391.20

$389.60

$371.55

$322.05

$310.50

$309.35

Black-Scholes Hypothetical Value

$595.28

$592.73

$579.57

$469.21

$403.63

$401.95

$384.68

$337.57

$324.77

$323.71

Values used to create TSO Market Comparison:

Risk free Rate: 0.00% GOOG.O: $900.00 06-Aug-2013

Close

All prices shown in US dollars

Disclaimer: ? The information provided herein is indicative only as of the date and time shown. Such indications generally represent a good faith estimate of the then-current price at which one or more of the participating bidders would be willing to establish a transaction with you as of such date and time, subject to certain assumptions regarding quantities and market conditions. This indication does not necessarily reflect the price at which a transaction could actually be effected. In fact, the price at which a transaction could be effected may be significantly different from the indicative prices (referred to on this page as “high bids”) displayed here. Furthermore, the other indications shown on this page (including any hypothetical value calculations and/or external option prices) are subject to change without in notice. All indications shown here may vary significantly from the indicative prices available from other sources or values determined for other purposes. To the extent that such indications are based on data and/or information obtained from external sources. Morgan Stanley, in its capacity as Auction Agent, believes such sources to be reliable but makes no representations or warranties with respect to the accuracy, reliability or completeness of such data and/or information.

Market orders are not guaranteed to sell at the indicative prices displayed on the screen. Limit orders are not guaranteed to execute as soon as the indicative price reaches the limit price you have selected. This application may execute limit orders when the indicative price (referred to on this page as the “high bid”) is higher than the selected limit price. When the “high bid” is not (a) in the case of a market order, higher than the intrinsic value or (b) in the case of a limit order, higher than both the limit price and the intrinsic value at a time when the intrinsic value equals or exceeds the limit price, then, in either case, Morgan Stanley in its capacity as Auction Agent, will purchase the option at intrinsic value for its own account.